Exhibit 6.1.2

Amendment to Broker Dealer Services Agreement

This Amendment to Broker Dealer Services Agreement (this “Amendment”), dated as of February 11, 2020 (the “Amendment Date”), is entered into by and between Otis Collection, LLC (“Company”) and North Capital Private Securities Corporation (“NCPS”). Capitalized terms used herein and not otherwise defined shall have the meanings as set forth in the Agreement (as defined below).

Recitals

A. Company and NCPS are party to that certain Broker Dealer Services Agreement, dated November 15, 2019 (the “Agreement”).

B. The parties desire to modify and amend the Agreement, as set forth in this Amendment.

Amendment

Now, therefore, the parties agree as follows:

1. Amendments. The Agreement is hereby amended as follows:

(a) Section 2.4 of the Agreement is hereby deleted in its entirety and replaced with the following:

“If Company fails to make any payment when due then, in addition to all other remedies that may be available: (a) Company shall reimburse NCPS for all costs incurred by NCPS in collecting any late payments or interest, including attorneys’ fees, court costs and collection agency fees; and (b) if such failure continues for 10 days following written notice thereof, NCPS may suspend performance of the Services until all past due amounts and interest thereon have been paid, without incurring any obligation or liability to Company or any other person or entity by reason of such suspension; provided that cumulative late payments are subject to the overall limits set forth in Exhibit B.”

(b) Section 2.5 of the Agreement is hereby amended by adding the following as the last sentence to such section:

“For purposes of this Agreement, “Law” shall mean applicable law, rule, regulation, code or order.”

(c) Exhibit B – Fees* to the Agreement is hereby deleted in its entirety and replaced with Exhibit B – Fees* attached to this Amendment, and references in the Agreement to Exhibit B – Fees* shall be to Exhibit B – Fees* attached to this Amendment.

2. Return of Fees. Within five business days of the Amendment Date, NCPS shall return to Company $10,000 in accountable due diligence fees advanced by Company to NCPS in connection with the signing of the Agreement.

3. Miscellaneous.

(a) The parties hereby ratify and affirm each of the terms and provisions of the Agreement, as amended by this Amendment, which shall remain in full force and effect.

(b) This Amendment and the exhibit attached hereto constitute the entire amendment to the Agreement and shall not constitute a modification, acceptance or waiver of any other provision of the Agreement or any rights or claims thereunder.

(c) In the event of a conflict between any provisions of the Agreement and any provisions of this Amendment, such provision of this Amendment shall control.

(d) The Agreement, as amended by this Amendment, comprises the full and complete agreement of the parties with respect to the transactions contemplated by the Agreement and supersedes and cancels all prior communications, understandings and agreements between the parties, whether written or oral, expressed or implied.

(e) This Amendment shall be governed by and construed and interpreted in accordance with the substantive laws of the State of New York, without regard to conflict of laws principles and shall supersede any previous agreements, written or oral, expressed or implied, between the parties relating to the subject matter hereof. Section 19 of the Agreement is incorporated herein by reference.

(f) This Amendment may be executed in multiple counterparts, each of which will be deemed an original, and all of which will constitute the same document.

In witness whereof, the parties have caused this Amendment to be executed effective as of the Amendment Date.

Otis Collection, LLC		NORTH CAPITAL PRIVATE SECURITIES CORPORATION

By:	/s/ Michael Karnjanaprakorn	By:	/s/ James P. Dowd
Name:	Michael Karnjanaprakorn	Name:	James P. Dowd
Title:	Chief Executive Officer	Title:	President & Chief Executive Officer

Exhibit B – Fees*

As compensation for the Services, Company or its manager, Otis Wealth, Inc. (“Manager”), shall pay NCPS:

1.	the escrow fees, pursuant to Escrow Agreements executed with NCPS in connection with the Offering (the “Escrow Fees”); and

2.	the following fees (in the aggregate, the “Brokerage Fees”, and together with the Escrow Fees, the “Offering Expenses”):

a.	an amount equal to 1% of the gross proceeds of each series Offering (the “Transaction Fee”);

plus

b.	an amount equal to:

i.	7.5% of the gross proceeds of each series Offering, until such time as NCPS has received, with respect to this subsection 2(b)(i), $10,000 in the aggregate for all series Offerings;[1]

and, thereafter,

ii.	7.5% of the gross proceeds of each series Offering, up to a cap of $1,000 in the aggregate for each such series Offering;[2]

c.	provided, however, that amounts invested by Manager are excluded from gross proceeds for the purposes of the calculations set forth above.

Upon Company’s request, NCPS will provide an accounting of actual Offering Expenses in connection with the Offering from time to time during the Term, and a final statement of Offering Expenses at closing or prior to the termination of the Offering.

Company or Manager shall pay applicable Brokerage Fees at the closing of each series Offering; for the avoidance of doubt, the obligation to pay NCPS the Brokerage Fees for a given series Offering is conditioned upon the successful closing of such Offering. Company agrees that Escrow Fees and the Transaction Fee may be deducted from the each such Offering proceeds at closing. Some or all of the Offering Expenses may be paid on behalf of Company by Manager.

In addition, Company has agreed to pay North Capital Investment Technology, Inc. (“NCIT”) the basic licensing and servicing fee attributable to the technology platform for the Offering pursuant to that certain Amended and Restated Software and Services License Agreement, dated as of July 9, 2019, by and between NCIT and Manager.

*The fees payable under this Agreement, plus the other relevant fees attributable to any public offering (including any interest thereon), shall be capped at an aggregate amount not to exceed the amount as permitted by applicable FINRA rules.

1 By way of explanation, NCPS shall have received, with respect to subsection 2(b)(i), $10,000 in the aggregate for all series Offerings once the gross proceeds of all series Offerings equal $133,333.33 (as modified by subsection 2(c)).

2 By way of explanation, NCPS shall receive $1,000 in the aggregate for each series Offering if the gross proceeds of each such series Offering equal or exceed $13,333.33 (as modified by subsection 2(c)).